

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2017

Chandler D. Robinson
Chief Executive Officer
Monopar Therapeutics Inc.
5 Revere Drive, Suite 200
Northbrook, Illinois 60062

   Re: Monopar Therapeutics Inc.
     Registration Statement on Form 10-12G
     Filed November 9, 2017
     File No. 000-55866

Dear Dr. Robinson:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-12G filed November 9, 2017

Forward-Looking Statements and Industry Data
Forward-Looking Statements, page i

1. Please revise the last sentence in this section to clarify that you assume no obligation to update any statements except as required by applicable law.

2. Please remove the reference to the safe harbor created by Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. As you are not a reporting company as of the date of filing you are not eligible to rely on the safe harbor for your forward-looking statements.

Industry, page ii

3.   You state that you have not "independently verified" information in internal analyses, market research, outside consultant reports, and industry publications and make "no representation as to the accuracy of this information." In addition, you state that all references in the registration statement to internal analyses, market research, outside consultant reports, industry publications, and other documents are qualified in their entirety by reference to the full text of those documents. Under the federal securities laws, you are responsible for all information contained within your registration statement. As such, these types of disclaimers are not appropriate. Please revise accordingly.

Item 1. Business, page 1

4.   Please revise to spell out and/or define the following terms in plain language so that it may be understood by lay readers not acquainted with the relevant industry or scientific field:
   - RT induced SOM;
   - redox cycling;
   - leiomyosarcoma; and
   - uPA system.

Our Drug Product Candidates, page 4

5.   Please disclose all investigational new drug applications ("INDs") that have been submitted to the FDA for each applicable product candidate. For any active INDs related to your product candidates, please also disclose when each IND was submitted, the sponsor(s) of the IND and the specific indications listed therein. If you believe that no INDs are required for any of these products and/or indications at this time, please explain why in your disclosure.

Validive® (clonidine mucobuccal tablet; clonidine MBT)
Clinical Data, page 6

6.   At first use, please provide a brief explanation of the disclosed p-value and how it is used to measure statistical significance. Please also explain the relevance of statistical significance to the FDA's evidentiary standards for drug approval.

GPX-150 (5-imino 13-deoxydoxorubicin)
Clinical Data, page 8

7.   We note your statements that several clinical studies "support the safety and efficacy of GPX-150 have been completed," and that GPX-150 had "similar anticancer efficacy as doxorubicin in soft tissue sarcoma" and a "superior safety profile to that observed with

doxorubicin." Please revise your disclosure to eliminate any suggestion that your product candidate has been or will ultimately be determined to be safe or effective or to have demonstrated efficacy for purposes of receiving marketing approval by the FDA or comparable agency, including comparisons to the current standard of care.

MNPR-101 (huATN-658)
Combination Use, page 10

8.   We note your statement that MNPR-101 has "enhanced the activity of multiple widely used chemotherapies in preclinical testing." Please expand your disclosure to provide data or a basis for this statement.

Material Agreements, page 11

9.   Please revise your disclosure to include the option fee required to license the MNPR-101 data from Cancer Research UK after completion of the Phase Ib clinical trial.

10.   Please revise your description of your agreement with Onxeo S.A. to provide the following information:
   • aggregate milestones payable;
   • royalty rate (or royalty range not to exceed a ten percent range);
   • duration of the agreement and royalty term; and
   • termination provisions.

Intellectual Property Portfolio, page 12

11.   Please expand your description of your patent portfolios for MNPR-101 and Validive to disclose the type of patent protection you have (such as composition of matter, use or process, etc.). In addition, please revise to disclose whether you license or own your patents and patent applications relating to MNPR-101. Please also specify the expiration dates for of the most significant patents within each patent portfolio.

Management's Discussion and Analysis
Critical Accounting Policies and Use of Estimates
Stock-Based Compensation, page 53

12.   You state on page 54 "The fair market value of the 273,000 options granted in April 2016, the 7,000 options granted in December 2016 and the 275,520 options granted in February 2017 was nominal at the time of grant..." Please revise the disclosure to explain how you determined the $198,090 of stock compensation in the six months ended June 30, 2017 or the amount you recognize for the nine months ended September 30, 2017.

Liquidity and Capital Resources
Contractual Obligations and Commitments, page 65

13.   In order for an investor to understand the magnitude of your commitment, please quantify the amount of milestones and royalties you may be obligated to pay under your development and collaboration agreements.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 70

14.   Please disclose the natural person or persons who have ultimate voting or investment control over the shares held by TacticGem LLC, Tactic Pharma LLC and Gem Pharmaceutical LLC. Refer to Instruction 2 to Item 403 of Regulation S-K.

General

15.   Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments. Please note that we will continue to review your filing until all of our comments have been addressed.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Brunhofer at 202-551-3638 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Christopher Edwards at 202-551-6761 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Ashley Graffeo - Baker &Hostetler, LLP